May 4, 2026

Benjamin W. Schall
Chief Executive Officer and President
AvalonBay Communities, Inc.
4040 Wilson Blvd., Suite 1000
Arlington, VA 22203

       Re: AvalonBay Communities, Inc.
           Registration Statement on Form S-3
           Filed April 29, 2026
           File No. 333-295410
Dear Benjamin W. Schall:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Benjamin Holt at 202-551-6614 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:    Steven R. Green